UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

On May 9, 2024, Wallbox N.V. (the “Company” or “Wallbox”) released information regarding its results of operations for the three months ended March 31, 2024. A copy of the Company’s press release and presentation materials are furnished hereto as Exhibits 99.1 and 99.2, respectively.

WALLBOX N.V. FIRST QUARTER 2024 FINANCIAL RESULTS

First Quarter 2024 Highlights

•	For the first quarter of 2024, the Company had revenue of €43.1 million, gross margin of 39.6%, operating loss of €23.8 million.

•	The Company sold approximately 320 DC units and 37,500 AC units in the quarter.

•	In the first quarter of 2024, labor costs and other operating expenses were €32.6 million and capital expenses were €1.7 million.

•	In the first quarter of 2024, the Company reduced labor costs by 21% and other operating expenses by 30% compared to the same prior year period.

•	During the quarter, the Company installed and delivered the first units of Supernova 180 DC fast charger in North America and launched Pulsar Pro in North America.

•	The Company received a $25.6 million project award from the Washington Department of Commerce’s EV Charging Program.

•	As of March 31, 2024, the Company had inventories of €89.5 million.

•	As of March 31, 2024, the Company had €83.3 million of cash, cash equivalents and financial investments and €95.8 million of long-term debt.

•	AC and DC chargers sales and software, services and accessories represented approximately 69% and 19% and 12% of our global consolidated revenue, respectively.

•	During the three months ended March 31, 2024, revenues by geography and as a percentage of total revenues were as follows:

•	Europe – €36.5 million / 85%

•	North America – €4.7 million / 11%

•	Asia Pacific – €1.3 million / 3%

•	Latin America – €600,000 / 1%

Definitions and Basis of Presentation

•	Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used.

•	Long-term debt includes assumed debt from recent acquisitions and other additional facilities.

•

Operating loss consists of the Company’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses and amortization and depreciation.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K under the heading “Wallbox N.V. First Quarter 2024 Financial Results” is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (Files No. 333-268347, 333-268792, 333-271116, 333-273323 and 333-276491) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 and Exhibit 99.2 hereto shall not be deemed incorporated by reference into such registration statements.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Wallbox N.V. Press Release, dated May 9, 2024

99.2	Wallbox N.V. Presentation, dated May 9, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: May 9, 2024	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer